

Mail Stop 7010

November 25, 2008

Mr. Tim Aduddell
Chief Executive Officer
Aduddell Industries, Inc.
14220 S. Meridian Avenue
Oklahoma City, Oklahoma 73173

  Re: **Aduddell Industries, Inc.**
    Form 10-K/A for the Year Ended December 31, 2007
    File No. 0-24684

Dear Mr. Aduddell:

  We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

  If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief